William B. Masters
Direct Dial 504-582-8278
Direct Fax 504-589-8278
bmasters@joneswalker.com
April 6, 2006
Via EDGAR and
Facsimile (202) 772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Tangela Richter Carmen Moncada-Terry
Re.	Horizon Offshore, Inc. Registration Statement on Form S-3 Commission File No. 333-131780
Ladies and Gentlemen:
     Thank you for discussing your comments this afternoon with me with respect to the current disclosure in the “Plan of Distribution” section of the captioned Registration Statement. For your review, we have set forth below, our proposed revision to the “Plan of Distribution” section (currently on pp. 15-16 of the prospectus) that we believe is responsive to your comment and which we would incorporate into a responsive amendment:
     “The selling stockholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be ~~deemed to be~~ “underwriters” within the meaning of the Securities Act if such selling stockholder (i) did not acquire the shares of common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and such selling stockholders may be subject to certain additional regulations and statutory liabilities under the Securities Act and Exchange Act.
     ~~To our knowledge and based upon information we received from the selling stockholders, t~~The only selling stockholder which is a registered broker-dealer is B. Riley & Co. As a registered broker-dealer, it ~~may be deemed to be~~ is an “underwriter” within the meaning of the Securities Act. The only selling

Securities and Exchange Commission
April 6, 2006

stockholders who are affiliated with B. Riley & Co. are SACC Partners, LP, B. Riley & Co. Retirement Trust, Richard Riley and Bryant and Carleen Riley.”
     Thank you for your assistance with this filing. If you have questions or would like to discuss this issue further, please call the undersigned at your convenience at (504) 582-8278.
/s/ William B. Masters
William B. Masters
cc:	David Sharp William B. Gibbens